EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 26th day of October, 2018 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Small/Mid Cap Growth Fund (the “SMID Growth Fund” or the “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Advisor and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, including interest expense and the fees and expenses incurred by the Fund in connection with the Fund’s investments in other investment companies, but excluding taxes, brokerage commissions and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Fund’s Institutional Class and Investor Class shares:

SMID Growth Fund	Institutional Class 0.85%	Investor Class 1.10%

The Advisor shall be entitled to recoup such amounts from the Fund for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for the Fund, provided that the aggregate amount actually paid by the Fund toward the operating expenses in any month (taking into account the recoupment) will not cause the Fund to exceed the lesser of: (1) the expense cap in place at the time of the advisory fee waiver and/or expense reimbursement; or (2) the expense cap in place at the time of the recoupment.

This Agreement shall continue in effect through April 30, 2020.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By: ________________________________
Reik Read
Managing Director

BAIRD FUNDS, INC. (on behalf of the SMID Growth Fund)

By: ________________________________
 Name:
                                                                                                Title:

19588261.2